                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         SARATOGA BEVERAGE GROUP, INC.
                              (NAME OF THE ISSUER)

                         SARATOGA BEVERAGE GROUP, INC.
                         NCP-SBG RECAPITALIZATION CORP.
                                 NCP-SBG, L.P.
                              NCP-SBG G.P., L.L.C.
                         NORTH CASTLE PARTNERS II, L.P.
                               NCP G.P. II, L.P.
                          NORTH CASTLE G.P. II, L.L.C.
                             CHARLES F. BAIRD, JR.
                                  ROBIN PREVER
                                  STEVEN BOGEN
                              WARREN LICHTENSTEIN
                            STEEL PARTNERS II, L.P.

                     (NAME OF THE PERSONS FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  803436 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ROBIN PREVER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SARATOGA BEVERAGE GROUP, INC.
                                 11 GEYSER ROAD
                        SARATOGA SPRINGS, NEW YORK 12866
                           TELEPHONE: (518) 584-6363
                            TELECOPY: (518) 584-0380

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

 Charles I. Weissman, Esq.                           Franci J. Blassberg, Esq.
   SWIDLER BERLIN SHEREFF                               DEBEVOISE & PLIMPTON
       FRIEDMAN, LLP                                      875 Third Avenue
   The Chrysler Building                              New York, New York 10022
    405 Lexington Avenue                             Telephone: (212) 909-6000
  New York, New York 10174                            Telecopy: (212) 909-6836
 Telephone: (212) 973-0111
  Telecopy: (212) 891-9598



This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[ ] (c)  A tender offer.

[ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

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                           CALCULATION OF FILING FEE:

  Transaction Valuation*                                 Amount of Filing Fee
         $36,189,383                                           $7,237.88

* For purposes of calculating the fee only. The filing fee was determined based upon (a) 4,910,218 issued and outstanding shares of Class A common stock, par value $.01 per share, which does not include 550,000 shares which will be rolled over into the surviving corporation, and 522,955 issued and outstanding shares of Class B common stock, par value $.01 per share (together, the "Shares"), of Saratoga Beverage Group, Inc. as of January 14, 2000; and (b) the merger consideration of $6.00 per Share (the "Merger Consideration"), plus $3,590,345 payable to holders of options and warrants to purchase Shares in exchange for the cancellation of such options and warrants. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Shares (and options and warrants to purchase Shares) for which the Merger Consideration will be paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ________________________
     Filing Party: ________________________
     Date Filed: ________________________
     Form of Registration No.: ________________________

                                  INTRODUCTION

         This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), NCP-SBG Recapitalization Corp. ("MergerCo"), NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), NCP-SBG G.P., L.L.C., a Delaware limited liability company, North Castle Partners II, L.P., a Delaware limited partnership, NCP G.P. II, L.P., a Delaware limited partnership, North Castle G.P. II, L.L.C., a Delaware limited liability company, Charles F. Baird, Robin Prever, Steven Bogen, Warren Lichtenstein, and Steel Partners II, L.P. (collectively, the "Filing Parties"), in connection with the proposed merger (the "Merger") of NCP-SBG Recapitalization Corp. ("MergerCo") with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation") pursuant to a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000 (the "Merger Agreement"), by and among the Company, MergerCo and the Purchaser. Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock of the Company issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by the Company as treasury stock, (ii) a minimum of 550,000 and a maximum of 700,000 Shares (the "Rollover Stock") held by Robin Prever, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P. and certain other stockholders (collectively, the "Continuing Stockholders"), and (iii) Shares as to which dissenters' rights have been validly exercised, will be converted into the right to receive $6.00 in cash, without interest, and each share of Rollover Stock will be converted into the right to receive one share of common stock of the Surviving Corporation. Following the merger the Purchaser will hold approximately 90% of the Surviving Corporation and the Continuing Stockholders will hold approximately 10% of the common stock of the Surviving Corporation.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM NUMBER AND CAPTION IN
      SCHEDULE 13E-3                          LOCATION IN THE PROXY STATEMENT

1. ISSUER AND CLASS OF SECURITY
   SUBJECT TO THE TRANSACTION

   (a)                                       Outside Front Cover Page, "Summary"
                                             and "Saratoga"

   (b) "Introduction;" "Price of Class A Common Stock;" and "The Special Meeting - Record Date; Stock
                                             Entitled to Vote; Quorum"

   (c) - (d)                                 "Price of Class A Common Stock"

   (e)                                       Not Applicable

   (f)                                       "Purchases of Common Stock by and
                                             Other Transactions with Certain
                                             Persons"

2. IDENTITY AND BACKGROUND                   "Summary;" "Saratoga;" "Purchaser"
                                             and "MergerCo"


3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS


   (a)(1)                                    "Special Factors - Background
                                             of the Merger;" - Certain Effects
                                             of the Merger;" "The Merger - Robin
                                             Prever Employment Agreement,"
                                             "-Robin Prever Non-Competition
                                             Agreement," "- Stockholders
                                             Agreement," "- Consulting
                                             Agreement," "- Voting Agreement;"
                                             "- Registration Rights Agreement"
                                             and "Purchases of Common Stock by
                                             and Other Transactions with Certain
                                             Persons"

   (a)(2)                                    "Special Factors - Background
                                             of the Merger," "The Merger- Robin
                                             Prever Employment Agreement,"
                                             "-Robin Prever
                                             Non-Competition Agreement," "-
                                             Stockholders Agreement," "-
                                             Consulting Agreement," "- Voting
                                             Agreement," " - Registration
                                             Rights Agreement" and "Purchases of
                                             Common Stock by and Other
                                             Transactions with Certain Persons"

   (b) "Special Factors - Plans For Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "- Certain Effects of the Merger," "The Merger- Robin Prever
                                             Employment Agreement," "-Robin
                                             Prever Non-Competition Agreement,"
                                             - "Stockholders Agreement,"
                                             "Consulting Agreement," "- Voting
                                             Agreement," "- Registration Rights
                                             Agreement" and "Purchases of Common
                                             Stock by and Other Transactions
                                             with Certain Persons"

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ITEM NUMBER AND CAPTION IN
      SCHEDULE 13E-3                          LOCATION IN THE PROXY STATEMENT

4. TERMS OF THE TRANSACTION

   (a) - (b)                                 "Introduction," "Special Factors -
                                             Certain Effects of the Merger," "-
                                             Background of the Merger" and " -
                                             Plans for Saratoga After the
                                             Merger; Conduct of the Business of
                                             Saratoga if the Merger is not
                                             Consummated," "The Merger" and
                                             "Certain Provisions of the Merger
                                             Agreement"


5. PLANS OR PROPOSALS OF THE ISSUER
   OR AFFILIATE

   (a) - (g)                                 "Special Factors - Certain Effects
                                             of the Merger," "-Plans for
                                             Saratoga After the Merger; Conduct
                                             of the Business of Saratoga if the
                                             Merger is not Consummated," "The
                                             Merger" and "Certain Provisions of
                                             the Merger Agreement"


6. SOURCE AND AMOUNTS OF FUNDS OR
   OTHER CONSIDERATION

   (a) - (d)                                 "The Merger - Option Information,"
                                             " - Merger Financing," and "Certain
                                             Provisions of the Merger Agreement
                                             - Fees and Expenses"

7. PURPOSE(S), ALTERNATIVES, REASONS
   AND EFFECTS

   (a) - (c)                                 "Introduction," "Special Factors-
                                             Certain Effects of the Merger," "-
                                             Background of the Merger," "
                                             Reasons for Saratoga for the
                                             Merger; Fairness of the Merger" and
                                             "- Plans For Saratoga after the
                                             Merger; Conduct of the Business of
                                             Saratoga if the Merger is not
                                             Consummated"

   (d) "Special Factors - Certain Effects of the Merger," "- Recommendations of the Special Committee and the Board of Directors," " - Reasons for Saratoga for the Merger;
                                             Fairness of the Merger," "The
                                             Merger - Material Federal Income
                                             Tax Consequences," "- Accounting
                                             Treatment of the Merger," "-
                                             Interests of Certain Persons in the
                                             Merger," "Certain Provisions of the
                                             Merger Agreement - The Merger," "-
                                             Merger Consideration," "- Surrender
                                             and Payment" and "- The Surviving
                                             Corporation"

ITEM NUMBER AND CAPTION IN
      SCHEDULE 13E-3                          LOCATION IN THE PROXY STATEMENT


8. FAIRNESS OF THE TRANSACTION
   (a) - (e)                                 "Introduction," "Special Factors-
                                             Background of the Merger," "-
                                             Recommendations of the Special
                                             Committee and the Board of
                                             Directors," "- Reasons of Saratoga
                                             for the Merger; Fairness of the
                                             Merger," "- Opinion of Financial
                                             Advisor to the Special Committee"
                                             and Annex B to the Proxy Statement
                                             -- Opinion of Schroder & Co. Inc.

   (f)                                       Not Applicable


9. REPORTS, OPINIONS, APPRAISALS AND
   CERTAIN NEGOTIATIONS

   (a) - (c)

                                             "Special Factors- Background of the
                                             Merger," "- Reasons for Saratoga
                                             for the Merger; Fairness of the
                                             Merger," "Recommendations of the
                                             Special Committee and the Board of
                                             Directors," "- Opinion of Financial
                                             Advisor to the Special Committee"
                                             and Annex B to the Proxy Statement
                                             -- Opinion of Schroder & Co., Inc.


10. INTEREST IN SECURITIES OF THE ISSUER

    (a) "The Merger - Interest of Certain Persons in the Merger" "Security Ownership of Certain Beneficial Owners and Management"

   (b)                                       "Purchasers of Common Stock by and
                                             Other Transactions with Certain
                                             Persons"


11. CONTRACTS, ARRANGEMENTS OR
    UNDERSTANDINGS WITH RESPECT
    TO THE ISSUER'S SECURITIES               "Summary" "Special Factors -
                                             Background of the Merger," "The
                                             Merger - Interest of Certain
                                             Persons in the Merger," "-- Option
                                             Information" " - Robin Prever
                                             Employment Agreement," "- Robin
                                             Prever Non-Competition Agreement,"
                                             "Stockholders Agreement," "-
                                             Consulting Agreement," "Voting
                                             Agreement," "-- Registration Rights
                                             Agreement," " Merger Financing,"
                                             "Certain Provisions of The Merger
                                             Agreement - Surrender and Payment "
                                             and "Security Ownership of Certain
                                             Beneficial Owners and Management"

12. PRESENT INTENTION AND
    RECOMMENDATION OF CERTAIN
    PERSONS WITH REGARD TO THE
    TRANSACTION

    (a)                                     "The Merger - Interests of Certain
                                             Persons in The Merger," "The
                                             Special Meeting - Matters to be
                                             Considered," " - Required Votes"
                                             and " The Merger - Voting
                                             Agreement"

    (b) "Special Factors - Background of the Merger, "Recommendations of the Special Committee and the Board of Directors," " -Background of the Merger" and "-Reasons of Saratoga for the Merger; Fairness of the Merger"


13. OTHER PROVISIONS OF THE
    TRANSACTION

    (a)                                     "The Special Meeting - Appraisal
                                             Rights," "Dissenting Stockholders'
                                             Rights," and Exhibit C - Rights of
                                             Dissenting Stockholders Under
                                             Delaware General Corporation Law

    (b)                                      Not Applicable

    (c)                                      Not Applicable

14. FINANCIAL INFORMATION

    (a)                                     "Incorporation of Certain Documents
                                             by Reference"

    (b) "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Condensed Consolidated
                                             Financial Data"

15. PERSONS AND ASSETS EMPLOYED,
    RETAINED OR UTILIZED

   (a) - (b)                                 "Special Factors- Background of the
                                             Merger," "- Opinion of Financial
                                             Advisor to the Special Committee,"
                                             "The Special Meeting - Solicitation
                                             of Proxies," "The Merger - Robin
                                             Prever Employment Agreement," "-
                                             Robin Prever Non-Competition
                                             Agreement," "- Consulting
                                             Agreement," "Certain Provisions of
                                             the Merger Agreement -
                                             Indemnification and Insurance," "
                                             Fees and Expenses," "Independent
                                             Auditors" and Annex B to the Proxy
                                             Statement -- Opinion of Schroder
                                             & Co., Inc.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The Company is the issuer of the securities subject to this
Schedule 13E-3. The information set forth on the outside front Cover Page and in the sections entitled "Summary" and "Saratoga" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Price of Class A Common Stock" and "The Special Meeting -- Record Date; Stock Entitled to Vote; Quorum" in the Proxy Statement is incorporated herein by reference.

         (c)-(d) The information set forth in the section entitled "Price of Class A Common Stock" in the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the section entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (d) and (g) This Statement is being filed by the Company and the Filing Parties. The information set forth in the sections entitled "Summary," "Saratoga," "Purchaser" and "MergerCo" in the Proxy Statement is incorporated herein by reference.

         The following is certain information regarding the Company's affiliates.

         NCP-SBG Recapitalization Corp., a Delaware corporation ("MergerCo") is wholly-owned by NCP-SBG L.P., a Delaware limited partnership (the "Purchaser"). The general partner of the Purchaser is NCP-SBG, G.P., L.L.C., a Delaware limited liability company. The sole member of NCP-SBG G.P., L.L.C. is North Castle Partners II, L.P., a Delaware limited partnership. The general partner of North Castle Partners II, L.P. is NCP G.P. II, L.P., a Delaware limited partnership. The general partner of NCP G.P. II, L.P. is North Castle G.P. II, L.L.C., a Delaware limited liability company. The sole member of North Castle G.P. II, L.L.C. is Charles F. Baird, Jr.

         The address for all of the above entities is c/o North Castle Partners, L.L.C., 60 Arch. Street, Greenwich, CT 06830.

         Charles F. Baird, Jr., a United States citizen, is currently the senior managing member of North Castle Partners, L.L.C. where he has been a member since its formation in May 1997. Prior to that, Mr. Baird served as managing director of AEA Investors, Inc. a New York based private equity firm. From June 1992 to June 1996, Mr. Baird also served as chairman of PLI Holdings. His business address is North Castle Partners, L.L.C., 60 Arch Street, Greenwich,
CT 06830.

         The above mentioned Reporting Persons (other than Mr. Baird) are private investment vehicles formed for the purpose of investing in transactions arranged by North Castle Partners, L.L.C. ("North Castle Partners"). North Castle Partners is a private investment firm specializing in acquisition transactions. NCP-SBG L.P. was formed at the direction of North Castle Partners to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions.

         Robin Prever, a United States citizen, has been the President, Chief Executive Officer and a director of the Company since April 1992. Her business address is c/o Saratoga Beverage Group, Inc., 11 Geyser Road, Saratoga Springs, New York 12866.

         Steven Bogen, a United States citizen, has been a director of the Company since January 29, 1999 concurrently with the Company's acquisition of The Fresh Juice Company, Inc. ("Fresh Juice"). Mr Bogen was Co_Chairman of the Board, Chief Executive Officer, and Secretary of Fresh Juice from April 1, 1996 to January 29, 1999. Chief Executive Officer of The Ultimate Juice Company, Inc. ("Ultimate Juice") from 1988 to January 29, 1999; Chairman of the Board of Ultimate Juice from 1989 through March 31, 1996; Chairman of the Board of Clear Springs Citrus, Inc. ("Clear Springs") from July 27, 1993 through August 31, 1996; President of Clear Springs from July 27, 1993 through March 11, 1994. His business address is c/o Fresh Solutions, Inc., 280 Wilson Avenue, Newark, New Jersey 07105 .

         Warren Lichtenstein, a United States citizen, has been a director of the Company since June 1994. Mr. Lichtenstein has been with Steel Partners II, LP since 1990 as a Managing Partner. The business address of Mr. Lichtenstein is c/o Steel Partners II, L.P., 750 Lexington Avenue, New York, New York 10022.

         Steel Partners II, L.P. is a limited partnership organized in the state of Delaware. Its address is 750 Lexington Avenue, New York, New York 10022.

         (e)-(f) None of the Company or any of the Filing Parties, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities to, any such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) The information set forth in the sections entitled "Special Factors - Background of the Merger," "Certain Effects of the Merger," "The Merger - Robin Prever Employment Agreement," "- Robin Prever Non-Competition Agreement," "Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "- Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

         (2) The information set forth in the sections entitled "Special Factors
- Background of the Merger," "The Merger - Robin Prever Employment Agreement," "-Robin Prever Non-Competition Agreement," "- Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Special Factors- Plans For Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "- Certain Effects of the Merger," "The Merger - Robin Prever Employment Agreement," "- Robin Prever
Non-Competition Agreement," "- Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) - (b) The information set forth in the sections entitled "Introduction," "Special Factors - Certain Effects of the Merger," "- Background of the Merger," " - Plans for Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "The Merger" and "Certain Provisions of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (g) The information set forth in the sections entitled "Special Factors - Certain Effects of the Merger," "-Plans for Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "The Merger" and "Certain Provisions of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (d) The information set forth in the sections entitled "The Merger - Option Information," "Merger Financing" and "Certain Provisions of the Merger Agreement - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in the sections entitled "Introduction," "Special Factors - Certain Effects of the Merger," "- Background of the Merger," " - Reasons of Saratoga for the Merger; Fairness of the Merger" and "- Plans For Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Special Factors
- Certain Effects of the Merger," "- Recommendations of the Special Committee and the Board of Directors," " - Reasons for Saratoga for the Merger; Fairness of the Merger," "The Merger Material Federal Income Tax Consequences," "- Accounting Treatment of the Merger," "- Interests of Certain Persons in the Merger," "Certain Provisions of the Merger Agreement - The Merger," "- Merger Consideration," "- Surrender and Payment" and "- The Surviving Corporation" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a) - (e) The information set forth in the sections entitled "Introduction," "Special Factors- Background of the Merger," "Recommendations of the Special Committee and the Board of Directors," "- Reasons of Saratoga for the Merger; Fairness of the Merger," "- Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and Annex B thereto, Opinion of Schroder & Co., Inc. is hereby incorporated herein by reference.

         (f) Not applicable

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) - (c) The information set forth in the sections entitled "Special Factors- Background of the Merger," "- Reasons of Saratoga for the Merger; Fairness of the Merger," "- Recommendations of the Special Committee and the Board of Directors," and "Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and Annex B thereto, Opinion of Schroder & Co., Inc. is hereby incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "The Merger - Interests of Certain Persons in the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section entitled "Purchases of Common Stock by and Other transactions with Certain Persons" is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Summary," "Special Factors - Background of the Merger," "The Merger Interest of Certain Persons in the Merger," "Option Information," " - Robin Prever Employment Agreement," "- Robin Prever Non-Competition Agreement," - "Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement," "
- Merger Financing," "Certain Provisions of the Merger Agreement - Surrender and Payment" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in the sections entitled "The Merger - Interests of Certain Persons in the Merger," "The Special Meeting - Matters to be Considered," " - Required Votes" and " The Merger - Voting Agreements" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the sections entitled "Special Factors- Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors" and "-Reasons of Saratoga for the Merger; Fairness of the Merger" is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "The Special Meeting - Appraisal Rights," "Dissenting Stockholders' Rights" and Annex C - Rights of Dissenting Stockholders Under Delaware General Corporation Law in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION

         (a) The information set forth in the section entitled "Incorporation of Certain Documents by Reference" and "Selected Historical Consolidated Financial Data" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Data" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) - (b) The information set forth in the sections entitled "Special Factors- Background of the Merger," "- Opinion of Financial Advisor to the Special Committee," "The Special Meeting - Solicitation of Proxies," "The Merger
- Robin Prever Employment Agreement," "- Robin Prever Non-Competition Agreement," "- Consulting Agreement," "Certain Provisions of the Merger Agreement Indemnification and Insurance," " - Fees and Expenses," "Independent Auditors" and Annex B to the Proxy Statement, in the Proxy Statement is hereby incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         Additional Information is set forth in the Proxy Statement and the Exhibits thereto which is hereby incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         See attached Exhibit Index.

                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: January 21, 2000                  SARATOGA BEVERAGE GROUP, INC.

                                         By: /s/ Kim A. James
                                             ---------------------------
                                         Name:  Kim A. James
                                         Title: Chief Financial Officer


                                         NCP-SBG RECAPITALIZATION CORP.

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name: Peter J. Shabecoff
                                         Title: Vice President


                                         NCP-SBG L.P.
                                         By: NCP-SBG G.P., L.L.C.,
                                             its general partner

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name:  Peter J. Shabecoff
                                         Title: Executive Vice President

                                         NCP-SBG G.P., L.L.C.

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name:  Peter J. Shabecoff
                                         Title: Executive Vice President

                                         NORTH CASTLE PARTNERS II, L.P.
                                         By: NCP G.P. II, L.P., its
                                             general partner
                                         By: NORTH CASTLE G.P. II, L.L.C.
                                             its general partner

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name:  Peter J. Shabecoff
                                         Title: Executive Vice President


                                         NCP G.P. II, L.P.
                                         By: NORTH CASTLE G.P. II, L.L.C.,
                                             its general partner

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name:  Peter J. Shabecoff
                                         Title: Managing Director

                                         NORTH CASTLE G.P. II, L.L.C.

                                         By: /s/ Peter J. Shabecoff
                                             ----------------------------
                                         Name:  Peter J. Shabecoff
                                         Title: Managing Director


                                         /s/ Charles F. Baird, Jr
                                         --------------------------------
                                         CHARLES F. BAIRD, JR.

                                         /s/ Robin Prever
                                         --------------------------------
                                         ROBIN PREVER


                                         /s/ Steven Bogen
                                         --------------------------------
                                         STEVEN BOGEN


                                         /s/ Warren Lichtenstein
                                         --------------------------------
                                         WARREN LICHTENSTEIN


                                         STEEL PARTNERS II, L.P.
                                         By: Steel Partners, L.L.C.
                                         General Partner


                                         By: /s/ Warren Lichtenstein
                                             ----------------------------
                                         Name:  Warren Lichtenstein
                                         Title: Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit Number                  Description

17(a)(1) Commitment Letter, dated as of January 5, 2000, made by North Castle Partners II, L.P. to Saratoga Beverage Group, Inc. and NCP-SBG, L.P.

17(a)(2) Commitment Letter, dated as of December 31, 1999, made by Bank of America, N.A. and Banc of America Securities LLC to NCP-SBG Recapitalization Corp.

17(a)(3) Commitment Letter, dated as of January 3, 2000, made by Key Mezzanine Capital Fund L.L.P. to NCP-SBG Recapitalization Corp.

17(b)(1) Opinion of Schroder & Co. Inc., financial advisor to the Special Committee of the Board of Directors of Saratoga Beverage Group, Inc.*

17(b)(2) Presentation to the Special Committee to the Board of Directors of Saratoga Beverage Group, Inc.

17(c)(1) Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc., NCP-SBG Recapitalization Corp. and NCP-SBG, L.P.*

17(c)(2) Form of Voting Agreements, dated as of January 5, 2000, by and between NCP-SBG, L.P. and each of the other parties thereto.*

17(c)(3) Employment Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and Robin Prever.

17(c)(4) Non-Competition Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and Robin Prever.

17(c)(5) Stockholders Agreement, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc. and the other parties thereto.

17(c)(6) Registration Rights Agreement, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc. and the other parties thereto.

17(c)(7) Consulting Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and North Castle Partners, L.L.C.

17(d)(1) Preliminary Proxy Statement, Letter to Stockholders and Notice of Special Meeting of Stockholders and Proxy Card (filed herewith).

17(e)          Rights of Dissenting Stockholders Under the DGCL.*




*Incorporated by reference from the Proxy Statement, a copy of which is attached hereto as Exhibit 17(d)(1).